UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U 101

(CUSIP Number)

David J. Matlin

600 Fifth Avenue, 22nd Floor

New York, New York 10022

(212) 651-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274U 101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Matlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,151,564
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 10,151,564
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,151,564
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91274U 101	13D	Page 3 of 4 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by David J. Matlin (the “Reporting Person”) on January 3, 2019, as amended by Amendment No. 1 thereto filed on November 14, 2019, Amendment No. 2 thereto filed on January 2, 2020, Amendment No. 3 thereto filed on April 6, 2020 and Amendment No. 4 thereto filed on June 23, 2020 (the “Original Schedule 13D”), as specifically set forth herein. Except as specifically amended and supplemented by this Amendment, the information set forth in the Original Schedule 13D remains as set forth therein. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On September 14, 2021, the Issuer filed with the Secretary of State of the State of Delaware an amendment (the “Certificate of Designations Amendment”) to that certain Certificate of Designations (the “Certificate of Designations”) of the Series B Redeemable Convertible Preferred Stock (the “Series B Preferred Stock”), which provides that the Issuer can, subject to certain conditions, convert all of the outstanding shares of its Series B Preferred Stock into Class A Common Stock. Upon a conversion pursuant to the Certificate of Designations Amendment, each holder of Series B Preferred Stock will receive a number of shares of Class A Common Stock equal to the aggregate amount of Series B Preferred Stock dividends that such holder’s converted shares of Series B Preferred Stock would have accrued if such shares were converted as of April 1, 2022, divided by the conversion price set forth in the Certificate of Designations. On September 17, 2021, the Issuer converted all of the outstanding shares of its Series B Preferred Stock pursuant to the Certificate of Designations Amendment (the “Series B Forced Conversion”), resulting in the issuance of an aggregate of 7,136,961 shares of Class A Common Stock to the Reporting Person.

The foregoing description of the Certificate of Designations Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Certificate of Designations Amendment, which is incorporated by reference herein as Exhibit 99.12 and to the Certificate of Designations with respect to the Series B Redeemable Convertible Preferred Stock, which is incorporated herein as Exhibit 99.13.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a)- (b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D/A are incorporated herein by reference. The Reporting Person beneficially owns 10,151,564 shares of Class A Common Stock following the Series B Forced Conversion representing 5.6% of the Class A Common Stock. The Reporting Person has the sole power to vote and dispose of all the Class A Common Stock owned by the Reporting Person. The percentage in Item 13 of the cover page is based on 182,857,488 shares of issued and outstanding shares of Class A Common Stock which represents 93,377,516 shares outstanding as of June 30, 2021 (as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2021) plus 89,479,972 shares (the aggregate number of shares issued pursuant to the Series B Forced Conversion as reported by the Issuer in its Current Report on Form 8-k dated September 17, 2021).

(c) In November 2020, the Reporting Person surrendered warrants to purchase Series A Common Stock that were out of the money. The number of shares beneficially owned by the Reporting Person reflects the surrender of such warrants. Except as described in this Schedule 13D/A and in connection with the Series B Forced Conversion, there have been no transactions effected with respect to the Common Stock by the Reporting Person within the past 60 days of the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to incorporate by reference the additional information set forth in Items 4 and 5 of this Amendment.

Item 7.  Material to Be Filed as Exhibits.

99.12        Certificate of Designations of Series B Redeemable Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 2, 2020)

99.13 First Amendment to the Certificate of Designations of Series B Redeemable Convertible Series B Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on September 17, 2021).

CUSIP No. 91274U 101	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021	/s/ David J. Matlin
David J. Matlin